SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*

                     EMPIRE OF CAROLINA, INC.
                         (Name of Issuer)

              Common Stock, Par Value $.10 Per Share
                  (Title of Class of Securities)

                           292007-10-1
                          (CUSIP Number)

                         Robin B. Shanus
                        Weiss Peck & Greer
                        One New York Plaza
                       New York, NY  10004
                          (212) 908-9500

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 24, 1996

     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See
     Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
          Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ** The total number of shares of common stock reported herein as beneficially owned by the Reporting Persons (assuming the consummation of transactions contemplated by the Underwriting Agreement (as disclosed in Item 4 herein)) is 3,019,021 (including the 2,531,929 shares of common stock which the Reporting Persons shall have the right to acquire upon the conversion of the securities described herein) which constitutes approximately 31.8% of the total number of shares outstanding, based on 9,493,229 shares of common stock of the issuer outstanding (including the 2,531,929 shares of common stock which the Reporting Persons shall have the right to acquire upon the conversion of the securities described herein). If the Reporting Parties are deemed to be a group with Steven E. Geller, Neil Saul, Marvin Smollar and Champ Enterprises Limited Partnership, such group shall be deemed to beneficially own 5,539,140 shares of common stock (including 3,148,128 shares of common stock which the Reporting Persons and the Geller Group (as defined herein) have the right to acquire in the next 60 days upon exercise of warrants or options on conversion of securities), which constitutes approximately 54.8% of the total number of shares outstanding based on 10,109,428 shares of common stock outstanding. See Item 2. See Item 5 of this Statement regarding how the total number of outstanding shares is determined.

     1.   Name of Reporting Person:

          WPG Corporate Development Associates IV, L.P.

     2.   Check the Appropriate Box if a Member of a Group:
              (a)
              (b) x

     3.   SEC Use Only

     4.   Source of Funds:  WC

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Delaware

          Number of 7.   Sole Voting Power:  2,328,918 (1)
          Shares         (3) (4)
          Beneficially
          Owned By  8.   Shared Voting Power:  128,523
          Each           (2)(4)
          Reporting
          Person    9.   Sole Dispositive Power:  2,328,918
          With           (1) (3) (4)

                    10.  Shared Dispositive Power:  -0-

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person:   2,457,441 (3) (4)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:  x

     13.  Percent of Class Represented by Amount in Row
          (11):  27.2% (4)
          (see item 5)

     14.  Type of Reporting Person:  PN

     (1) Power is exercised through its sole general partner, WPG Private Equity Partners, L.P.

     (2) Represents shares owned by the Individual Investors (as herein defined) which are subject to a certain Shareholders' Agreement, pursuant to which the Reporting Person has the right to vote such shares and certain other rights. See item 4.

     (3) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to the Shareholders' Agreement, which shares the

          Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Also does not include shares of Halco Industries, Inc. which WPG Corporate Development Associates IV, L.P. may have the right to purchase pursuant to the terms of a certain Stock Purchase Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (4) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          WPG Private Equity Partners, L.P.

     2.   Check the Appropriate Box if a Member of a Group:
              (a)
              (b) x

     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Delaware

          Number of 7.   Sole Voting Power: 2,328,918 (1)
          Shares         (2) (4) (5)
          Beneficially
          Owned By  8.   Shared Voting Power: 128,523 (3)
          Each           (5)
          Reporting
          Person    9.   Sole Dispositive Power:
          With           2,328,918 (1) (2) (4) (5)

                    10.  Shared Dispositive Power: -0-

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person:  2,457,441 (4) (5)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11):  27.2% (5)  (see item 5)

     14.  Type of Reporting Person:  PN

     (1) Solely in its capacity as the sole general partner of WPG Corporate Development Associates IV, L.P.

     (2) Power is executed through its two managing general partners, Steven N. Hutchinson and Wesley W. Lang,
          Jr.

     (3)  Represents shares owned by the Individual
          Investors which are subject to the Shareholders'
          Agreement, pursuant to which WPG Corporate
          Development Associates IV, L.P. has the right to vote such shares and certain other rights. See item 4.

     (4) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Also does not include shares of Halco Industries, Inc. which WPG Corporate Development Associates IV, L.P. may have the right to acquire pursuant to the terms of a certain Stock Purchase Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (5) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          WPG Corporate Development Associates IV
          (Overseas), L.P.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x

     3.   SEC Use Only

     4.   Source of Funds:  WC

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Cayman
          Islands

          Number of 7.   Sole Voting Power: 542,151 (1) (2)
          Shares         (3)
          Beneficially
          Owned By  8.   Shared Voting Power: -0-
          Each
          Reporting 9.   Sole Dispositive Power: 542,151 (1)
          Person         (2) (3)
          With
                    10.  Shared Dispositive Power: -0-

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person:  542,151 (2) (3)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11):  7.3% (3) (see item 5)

     14.  Type of Reporting Person:  PN

     (1) Power is exercised through its two general partners, WPG Private Equity Partners (Overseas),
          L.P. and WPG CDA IV (Overseas), Ltd.

     (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          WPG CDA IV (Overseas), Ltd.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Cayman
          Islands

          Number of 7.   Sole Voting Power: -0-
          Shares Bene-
          ficially  8.   Shared Voting Power: 542,151 (1)
          Owned By       (2) (3)
          Each
          Reporting 9.   Sole Dispositive Power: -0-
          Person
          With      10.  Shared Dispositive Power:
                         542,151 (1)(2)(3)

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 542,151 (2)(3) (see item 5)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 7.3% (3) (see item 5)

     14.  Type of Reporting Person:  CO

     (1) Solely through its capacity as a general partner of WPG Corporate Development Associates IV
          (Overseas), L.P.

     (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          WPG Private Equity Partners (Overseas), L.P.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x

     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Delaware

          Number of 7.   Sole Voting Power: 19,429 (2)
          Shares Bene-
          ficially  8.   Shared Voting Power: 542,151 (1)
          Owned By       (2) (3) (4)
          Each
          Reporting 9.   Sole Dispositive Power: 19,429 (2)
          Person
          With      10.  Shared Dispositive Power:
                         542,151 (1) (2) (3) (4)

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 561,580 (3) (4) (see item 5)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 7.6% (4) (see item 5)

     14.  Type of Reporting Person:  PN

     (1)  Solely in its capacity as a general partner of WPG
          Corporate Development Associates IV (Overseas),
          L.P.

     (2) Power is exercised through its two managing general partners, Steven N. Hutchinson and Wesley
          W. Lang, Jr.

     (3) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (4) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          Steven N. Hutchinson

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          States

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 3,019,021
          Owned By       (1)(2)(3)
          Each
          Reporting 9.   Sole Dispositive Power: -0-
          Person
          With      10.  Shared Dispositive Power:
                         3,019,021 (1)(2)(3)

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 3,019,021 (1)(2)(3)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 31.8% (3) (see item 5)

     14.  Type of Reporting Person:  IN

     (1) Solely in his capacity as one of the two managing general partners of WPG Private Equity Partners
          IV, L.P., the sole general partner of WPG
          Corporate Development Associates IV, L.P., and in his capacity as one of the two managing general partners of WPG Private Equity Partners IV
          (Overseas), L.P., a general partner of WPG
          Corporate Development Associates IV (Overseas),
          L.P.  See item 5.

     (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          Wesley W. Lang, Jr.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          States

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 3,019,021
          Owned By       (1)(2)(3)
          Each
          Reporting 9.   Sole Dispositive Power: -0-
          Person
          With      10.  Shared Dispositive Power:
                         3,019,021 (1)(2)(3)

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 3,019,021 (1)(2)(3)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 31.8% (3) (see item 5)

     14.  Type of Reporting Person:  IN

     (1) Solely in his capacity as one of the two managing general partners of WPG Private Equity Partners
          IV, L.P., the sole general partner of WPG
          Corporate Development Associates IV, L.P., and in his capacity as one of the two managing general partners of WPG Private Equity Partners IV
          (Overseas), L.P., a general partner of WPG
          Corporate Development Associates IV (Overseas),
          L.P.  See item 5.

     (2) Does not include shares owned or controlled by certain other stockholders of the issuer who are parties with the Reporting Person to a certain Shareholders' Agreement, which shares the Reporting Person may be deemed to beneficially own pursuant to Rule 13d-3 of the Act because of the voting agreement and other provisions contained therein. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of all such shares. See item 4 and item 5.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          Peter B. Pfister

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  PF

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          States

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 3,041 (1)
          Owned By
          Each      9.   Sole Dispositive Power: 3,041
          Reporting
          Person    10.  Shared Dispositive Power: -0-
          With

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 3,041

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): < 0.1%  (see item 5)

     14.  Type of Reporting Person:  IN

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a certain Shareholders' Agreement. See item 4.

     1.   Name of Reporting Person:

          Craig S. Whiting

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only


     4.   Source of Funds:  PF

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          States

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 3,041 (1)(2)
          Owned By
          Each      9.   Sole Dispositive Power: 3,041 (2)
          Reporting
          Person    10.  Shared Dispositive Power: -0-
          With

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 3,041

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): < 0.1%  (see item 5)

     14.  Type of Reporting Person:  IN

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a certain Shareholders' Agreement. See item 4.

     (2)  Power is exercised through an Individual
          Retirement Account and a 401(k) account the trustee of which is Weiss, Peck & Greer. Mr.
          Whiting makes all investment decisions involving securities held in such account.

     1.   Name of Reporting Person:

          Nora E. Kerppola

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  PF

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          States

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 3,041 (1)(2)
          Owned By
          Each      9.   Sole Dispositive Power: 3,041 (2)
          Reporting
          Person    10.  Shared Dispositive Power: -0-
          With

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 3,041

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): < 0.1%  (see item 5)

     14.  Type of Reporting Person:  IN

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

     (2) Power is exercised with respect to 2,041 shares through an Individual Retirement Account the trustee of which is Weiss, Peck & Greer. Ms.
          Kerppola makes all investment decisions involving securities held in such account.

     1.   Name of Reporting Person:

          Glenbrook Partners, L.P.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  WC

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Nevada

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 42,457
          Owned By       (1)(2)(3)
          Each
          Reporting 9.   Sole Dispositive Power: 42,457 (2)
          Person         (3)
          With
                    10.  Shared Dispositive Power: -0-

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 42,457(2)(3)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 0.6% (3)  (see item 5)

     14.  Type of Reporting Person:  PN

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

     (2) Power is exercised through its sole general partner, Prim Ventures, Inc.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          Prim Ventures, Inc.

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x
     3.   SEC Use Only

     4.   Source of Funds:  N/A

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  Nevada

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 42,457
          Owned By       (1)(2)(3)
          Each
          Reporting 9.   Sole Dispositive Power:
          Person         42,457(2)(3)
          With
                    10.  Shared Dispositive Power: -0-

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 42,457(2)(3)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 0.6% (3)  (see item 5)

     14.  Type of Reporting Person:  PN

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

     (2) Solely in its capacity as the sole general partner of Glenbrook Partners, L.P.

     (3) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

     1.   Name of Reporting Person:

          Westpool Investment Trust PLC

     2.   Check the Appropriate Box if a Member of a Group:
                                                        (a)

                                                       (b) x

     3.   SEC Use Only

     4.   Source of Funds:  WC

     5.   Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):

     6.   Citizenship or Place of Organization:  United
          Kingdom

          Number of 7.   Sole Voting Power: -0-
          Shares Bene
          ficially  8.   Shared Voting Power: 76,943 (1)(2)
          Owned By
          Each      9.   Sole Dispositive Power: 76,943 (2)
          Reporting
          Person    10.  Shared Dispositive Power: -0-
          With

     11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person: 76,943 (2)

     12.  Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares:                         x

     13.  Percent of Class Represented by Amount in Row
          (11): 1.1% (2)  (see item 5)

     14.  Type of Reporting Person:  CO

     (1)  Voting power is shared with WPG Corporate
          Development Associates IV, L.P., pursuant to the terms of a Shareholders' Agreement. See item 4.

     (2) Assumes the consummation of the transactions contemplated by the Underwriting Agreement (as herein defined). See Item 4.

  Item 1.   Securities and Issuer.

            This Statement relates to the Common Stock, par value $.10 (the "Shares") of Empire of Carolina, Inc., a
  Delaware corporation (the "Company"). The principal executive offices of the Company are located at 441 South
  Federal Highway, Deerfield Beach, Florida 33441.

       Pursuant to Rule 13-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amend their Statement on Schedule 13D, dated September 29, 1994, as amended on December 23,
  1994, March 13, 1995 and July 7, 1995 (the "Schedule
  13D"), relating to Shares of the Company. This Statement constitutes Amendment No. 4 to the Schedule 13D.
  Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the entire text of the Schedule 13D is hereby amended and restated as set forth below. Exhibits 1-29 hereto, which have been previously filed in paper format, are not restated electronically herein. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

  Item 2.   Identity and Background.

            (a) Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of WPG Corporate
  Development Associates IV, L.P., a Delaware limited partnership ("CDA IV"), WPG Private Equity Partners,
  L.P., a Delaware limited partnership ("WPG PEP"), WPG
  Corporate Development Associates IV (Overseas), L.P., a
  Cayman Islands exempted limited partnership ("CDA IV
  Overseas"), WPG CDA IV (Overseas), Ltd., a Cayman Islands corporation ("CDA Overseas Ltd"), WPG Private Equity
  Partners (Overseas), L.P., a Delaware limited partnership
  ("WPG PEP Overseas"), Steven N. Hutchinson ("Mr.
  Hutchinson"), Wesley W. Lang, Jr. ("Mr. Lang"), Peter B.
  Pfister ("Mr. Pfister"), Craig S. Whiting ("Mr.
  Whiting"), Nora E. Kerppola ("Ms. Kerppola"), Glenbrook
  Partners, L.P., a Nevada limited partnership
  ("Glenbrook"), Prim Ventures, Inc., a Nevada corporation
  ("Prim"), and Westpool Investment Trust PLC, a United
  Kingdom public limited corporation ("Westpool"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons". The Reporting
  Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

       The Reporting Persons may also be deemed to be members of a "group" with one or more or all of the following persons: Steven E. Geller ("Mr. Geller"), Neil
  Saul ("Mr. Saul"), Marvin Smollar ("Mr. Smollar"), Champ Enterprises Limited Partnership ("Champ"), a limited partnership of which Mr. Smollar is the sole general partner, and certain trusts affiliated with Champ. Mr.
  Geller is a party to certain agreements with Maurice A. Halperin, individually and as custodian for the benefit of Brian Clouse ("Maurice Halperin"), Barry S. Halperin, individually and as custodian for the benefit of Lauren Halperin and Heather Halperin ("Barry Halperin"), Carol
  A. Minkin, individually and as custodian for the benefit of Joshua Minkin and Rebecca Minkin ("Ms. Minkin") and
  Halco Industries, Inc., a Massachusetts corporation
  ("Halco", and Maurice Halperin, Barry Halperin, Ms.
  Minkin and Halco collectively as the "Halperin Group"). Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that such a "group" exists. Pursuant to Rule 13d-4 under the Act, the Reporting Persons hereby disclaim the beneficial ownership of Shares beneficially owned by Mr. Geller (including, without limitation, those Shares beneficially owned by the Halperin Group), Mr.
  Saul, Mr. Smollar and Champ.

            CDA IV

            (b)-(c)   CDA IV is a Delaware limited
  partnership whose principal business is that of a private investment partnership. CDA IV's principal business address (which also serves as its principal office) is One New York Plaza, New York, New York 10004. The sole general partner of CDA IV is WPG PEP. Pursuant to Instruction C to Schedule 13D under the Act, the business address and principal occupation of WPG PEP is listed below.

            CDA IV Overseas

            (b)-(c)   CDA IV Overseas is a Cayman Islands
  exempted limited partnership. The principal business of CDA IV Overseas is that of a private investment company.
  CDA IV Overseas' business address (which also serves as its principal office) is c/o BankAmerica Trust & Banking
  Corporation (Cayman) Limited, Anchorage Centre, Fort
  Street, P.O. Box 1092, George Town, Grand Cayman, Cayman
  Islands, British West Indies.  The general partners of
  CDA IV Overseas are WPG PEP Overseas and CDA IV Overseas
  Ltd. Pursuant to General Instruction C to Schedule 13D under the Act, the respective business addresses and principal occupations of the general partners are listed below.

            WPG PEP and WPG PEP Overseas

            (b)-(c) WPG PEP and WPG PEP Overseas are each a Delaware limited partnership. The principal business of WPG PEP is serving as the sole general partner of CDA IV, and the principal business of WPG PEP Overseas is serving as a general partner in charge of investment management of CDA IV Overseas. WPG PEP's and WPG PEP Overseas's principal business address (which also serves as their principal office) is One New York Plaza, New York, New York 10004. The managing general partners of both WPG PEP and WPG PEP Overseas are Mr. Hutchinson and Mr. Lang. Pursuant to Instruction C to Schedule 13D under the Act, the general partners of both WPG PEP and WPG PEP Overseas and their respective business addresses and present principal occupations are as follows:

  General Partners    Address             Occupation

  Philip Greer        One New York Plaza  Member,
                      New York, NY  10004 Weiss, Peck
                                          & Greer,
                                          L.L.C.("WPG")

  Steven N.           One New York Plaza  Member, WPG
  Hutchinson          New York, NY  10004

  Wesley W. Lang, Jr. One New York Plaza  Member, WPG
                      New York, NY  10004

  Peter B. Pfister    One New York Plaza  Member, WPG
                      New York, NY  10004

  Craig S. Whiting    One New York Plaza  General Partner,
                      New York, NY  10004 WPG PEP

  Nora E. Kerppola    One New York Plaza  General Partner,
                      New York, NY  10004 WPG PEP

          CDA IV Overseas Ltd.

     (b)-(c) CDA IV Overseas Ltd. is a Cayman Islands corporation. The principal business of CDA IV Overseas
  Ltd. is serving as a general partner to CDA IV Overseas.
  CDA IV Overseas' Ltd. principal business address (which also serves as its principal office) is c/o W.S. Walker &
  Company, Caledonian House, Grand Cayman, Cayman Islands,
  British West Indies.  Pursuant to Instruction C to
  Schedule 13D under the Act, the directors and executive officers of CDA IV Overseas Ltd. and their respective business addresses and present principal occupations are as follows:

  Directors         Address             Occupation

  Philip Greer      One New York Plaza  Member, WPG
                    New York, NY  10004

  Wesley W.         One New York Plaza  Member, WPG
  Lang, Jr.         New York, NY  10004

  Steven N.         One New York Plaza  Member, WPG
  Hutchinson        New York, NY  10004

  Robin L. Jarvis   P. O. Box 1092,     Manager of
                    George Town         Mutual
                    Grand Cayman,       Funds for
                    Cayman Islands      BankAmerica
                    British West Indies Cayman

  Brent R.W.        P. O. Box 1092,     Senior Trust
  Thomas            Georgetown          Officer
                    Grand Cayman        of Mutual Funds
                    Cayman Islands      for BankAmerica
                    British West Indies Cayman


  Officers          Address             Office

  BankAmerica       Anchorage Centre    Secretary
  Trust &           Harbour, George Town,
  Banking           Grand Cayman,
  Corporation       British West Indies
  (Cayman) Limited

          Mr. Hutchinson

          (b)-(c)   Mr. Hutchinson's business address is One
  New York Plaza, New York, New York 10004, and his present principal occupation or employment at such address is as a member of WPG.

          Mr. Lang

          (b)-(c)   Mr. Lang's business address is One New
  York Plaza, New York, New York 10004, and his present principal occupation or employment at such address is as a member of WPG.

          Mr. Pfister

          (b)-(c)   Mr. Pfister's business address is One
  New York Plaza, New York, New York 10004, and his present principal employment at such address is as a member of WPG.

          Mr. Whiting

          (b)-(c)   Mr. Whiting's business address is One
  New York Plaza, New York, New York 10004, and his present principal employment at such address is as a general partner of WPG PEP.

          Ms. Kerppola

          (b)-(c)   Ms. Kerppola's business address is One
  New York Plaza, New York, New York 10004, and her present principal employment at such address is as a general partner of WPG PEP.

          Glenbrook

          (b)-(c)   Glenbrook is a Nevada limited
  partnership whose principal business is that of a private investment partnership. Glenbrook's business address
  (which also serves as its principal office) is 308 Dorla
  Court, Zephyr Cove, Nevada 89448. The sole general partner of Glenbrook is Prim. Pursuant to General
  Instruction C to Schedule 13D under the Act, the directors and executive officers of Prim and its respective business address and present principal occupation is given below.

          Prim

          (b)-(c)   Prim is a Nevada corporation whose
  principal business is that of investments and real estate. Prim's business address (which also serves as its principal office) is 308 Dorla Court, Zephyr Cove,
  Nevada  89448.  Pursuant to General Instruction C to
  Schedule 13D under the Act, the directors and executive officers of Prim and their business addresses and present principal occupations are as follows:


  Directors         Address             Occupation

  Wayne L.          P. O. Box 12219     Chairman
  Prim, Sr.         Zephyr Cove, NV 89448

  Wayne L.          P.O. Box 12219      President,
  Prim, Jr.         Zephyr Cove,        Prim
                    NV 89448

  Peter R.          P.O. Box 12219      Executive Vice
  Knapp             Zephyr Cove,        President,
                    NV 89448            Prim


  Officers     Address        Office(s)      Occupation

  Wayne L.     P.O. Box 12219 President      President,
  Prim, Jr.    Zephyr Cove,                  Prim
               NV 89448

  Peter R.     P.O. Box 12219 Executive      Executive
  Knapp        Zephyr Cove,   V.P.,          President,
               NV 89448       Secretary,     Prim
                              Treasurer


          Westpool

          (b)-(c)   Westpool is a United Kingdom public
  limited company whose principal business is that of an investment holding company. Westpool's business address

  (which also serves as its principal office) is 33 Robert
  Adam Street, London W1M 5AH, United Kingdom.  Pursuant to
  General Instruction C to Schedule 13D under the Act, the directors and executive officers of Westpool and their respective business addresses and present principal occupations are given below:

  Directors         Address        Occupation

  Lord Rayne        33 Robert      Director, Westpool
                    Adam Street
                    London,
                    UK W1M 5AH

  Robert Rayne      33 Robert      Director, Westpool
                    Adam Street
                    London,
                    UK W1M 5AH

  Lord Remnant      33 Robert      Chartered Accountant,
                    Adam Street    Westpool
                    London,
                    UK W1M 5AH

  Robert Spier      33 Robert      Chartered Accountant,
                    Adam Street    Westpool
                    London,
                    UK W1M 5AH

  Michael Waldron   33 Robert      Chartered Accountant,
                    Adam Street    Westpool
                    London,
                    UK W1M 5AH


  Officer      Address        Office    Occupation

  Michael      33 Robert      Secretary Chartered
  Waldron      Adam Street              Accountant,
               London,                  Westpool
               UK W1M 5AH

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of such persons identified in this Item 2 are citizens of the United States of America, except for Lord Rayne, Robert Rayne, Lord Remnant, Robert Spier and Michael Waldron, who are citizens of the United Kingdom, Ms. Kerppola, who is a citizen of Finland and Brent Thomas, who is a citizen of New Zealand.


  Item 3.      Source and Amount of Funds or Other
  Consideration.

     The source and amount of funds or other consideration used by the Reporting Persons to purchase Shares and Convertible Debentures (see below) with respect to the transactions which occurred on December 22, 1994 consisted of working capital by CDA IV, CDA IV Overseas, Glenbrook and Westpool (consisting of funds invested by partners, stockholders and the above individuals, respectively) and personal funds by Mr. Pfister, Mr.
  Whiting and Ms. Kerppola for an aggregate purchase price of $17,175,000.

     The source and amount of funds or other consideration used by the Reporting Persons to purchase the Shares, Preferred Shares (see below) and warrants disclosed herein consisted of working capital by CDA IV, CDA IV
  Overseas, Glenbrook and Westpool (consisting of funds invested by partners, stockholders and the above individuals, respectively) and personal funds of Mr.
  Pfister, Mr. Whiting and Ms. Kerppola for an aggregate purchase price of $5,030,006.


  Item 4.      Purpose of Transaction.

  Contemplated Transaction of the Reporting Persons

     In connection with its consideration of an investment in the Company, representatives of CDA IV conducted a due diligence review of the Company (including the Company's acquisition of Marchon, Inc. ("Marchon") more fully discussed below). As a result, CDA IV entered into a Commitment Letter with the Company (the "Commitment
  Letter") which was accepted by the Company on September
  29, 1994. Pursuant to the Commitment Letter, upon the fulfillment of several conditions more fully described below, CDA IV, CDA IV Overseas and certain other persons who were to be designated by CDA IV (the "Designated
  Parties") would purchase from the Company $15.0 million of Company convertible debentures which are convertible into 2 million newly issued Shares at a conversion price of $7.50 per share (the "Convertible Debentures"). The Convertible Debentures were to bear interest at a rate of 9% per year, payable quarterly and would not be callable by the Company for a period of five years from the date of issuance. Proceeds from the Convertible Debentures were to be used by the Company to repay the Halperin Line of Credit discussed below, with any balance to be used as working capital.

     The Commitment Letter also contemplated CDA IV, CDA IV
  Overseas and the Designated Parties purchasing, at the time of the closing of the purchase of the Convertible
  Debentures, 300,000 Shares from Mr. Geller at a price of $6.50 per share. The purchase of Convertible Debentures and Shares by CDA IV, CDA IV Overseas and the Designated
  Parties (the "Purchase") was to occur, if at all, no later than November 30, 1994 (the "Closing Date").

     The Purchase was conditioned upon the negotiation, execution and delivery of a Debenture Purchase Agreement between CDA IV, CDA IV Overseas, the Designated Parties and the Company (which contains customary representations and warranties, anti-dilution provisions and affirmative and financial covenants); negotiation, execution and delivery of a Stock Purchase Agreement between CDA IV,
  CDA IV Overseas, the Designated Parties and Mr. Geller;
  negotiation, completion and delivery of the Stockholders
  Agreement (see below); negotiation, completion and delivery of a Registration Rights Agreement; and the execution and delivery of employment agreements between the Company and each of Mr. Geller, Mr. Saul and Mr.
  Smollar in forms acceptable to CDA IV. The Purchase was also contingent upon, among other things, the consummation of the Redemption (which has already occurred, see below) and the Merger, the issuance of a fairness opinion to the Special Committee of the Company's Board of Directors with regard to the Redemption and the Purchase (which the Reporting Persons understand has already occurred), confirmation as to the solvency of the Company as of the Closing Date, the absence of any material adverse change to the Company since December 31, 1993, the absence of any event of default under the Company's Credit Agreement with Wachovia Bank of North Carolina, N.A. ("Wachovia") and the receipt of customary legal opinions for a transaction of this type.

     As a condition precedent to the Purchase, Mr. Geller, Mr. Saul, Mr. Smollar, CDA IV, CDA IV Overseas and the
  Designated Parties were to negotiate and enter into a stockholders agreement (the "Stockholders Agreement") pursuant to which the parties would agree to expand the board of directors to six members and to vote for a board of directors consisting of two persons designated by Mr.

  Geller, Mr. Saul and Mr. Smollar, two persons designated
  by CDA IV, CDA IV Overseas and the Designated Parties and
  two independent directors (subject to limited
  circumstances under which CDA IV, CDA IV Overseas and the
  Designated Parties may either designate a majority of the
  directors or designate fewer than two persons as
  directors).   Preliminary discussions contemplated that
  the CDA IV, CDA IV Overseas and the Designated Purchasers designated directors and the independent directors would serve on the Company's compensation and audit board committees. The Reporting Persons planned to propose Mr.
  Hutchinson and Peter B. Pfister as directors of the Company following the Purchase.

     Pursuant to an Advisory Agreement dated as of March 11, 1994 (the "Advisory Agreement"), between CDA IV Overseas and WPG PEP Overseas, CDA IV Overseas engaged WPG PEP Overseas to present to CDA IV Overseas a continuing investment program consistent with the investment policies and objectives of CDA IV Overseas. Pursuant to the Advisory Agreement, WPG PEP Overseas recommended that CDA IV Overseas consider an investment in the Convertible Debentures and Shares. In this connection, CDA IV Overseas determined to participate in the transactions described herein.

  The Geller Stock Purchase

     The Reporting Persons have been advised that the Halperin Group sold 200,040 Shares at $6.50 per share to Mr. Geller on July 15, 1994, pursuant to a Stock Purchase
  Agreement dated as of July 15, 1994 (the "Stock Purchase
  Agreement").  Following the execution of the Commitment
  Letter, but prior to the Redemption, and also pursuant to and as contemplated by the Stock Purchase Agreement, the Halperin Group sold 299,960 Shares to Mr. Geller, at a price of $6.50 per share.

     The Halperin Group and Mr. Geller had also previously entered into an Option Agreement (the "Halperin Option
  Agreement") which granted Mr. Geller an immediately exercisable option to purchase up to 500,000 Shares from the Halperin Group. The option expired on January 15,
  1996 with respect to 166,667 of the Shares, and will expire on July 15, 1996 with respect to 333,334 of the Shares, and July 15, 1997 with respect to all of the Shares. Prices for the Shares exercised under the option increase with time, and range from $6.50 to $7.78 per share.

         Mr. Geller financed a portion of the purchase price of the Shares he purchased pursuant to the Stock Purchase Agreement by means of a promissory note ("Note") and loan agreement and certain other documents made in connection therewith (collectively, the "Loan Documents") with Wachovia. The Wachovia loan is secured by the Shares owned by Mr. Geller. Pursuant to a Note Purchase
  Agreement, dated September 28, 1994 between CDA IV and Wachovia (the "Note Purchase Agreement"), CDA IV agreed to purchase the Note from Wachovia, at Wachovia's option, upon, among other things, the occurrence of an event of default under the Loan Documents, Mr. Geller becoming bankrupt, insolvent, or generally unable to pay his debts as they become due or Wachovia providing Mr. Geller with a written notification of demand for repayment of the loan pursuant to the terms of the Note. Upon such purchase, CDA IV will succeed to all of Wachovia's rights under the Loan Documents, including, without limitation, those pertaining to the pledge of Mr. Geller's Shares.

  The Halperin Group Redemption

     Following execution of the Commitment Letter and Mr.
  Geller's purchase of the Shares pursuant to the Stock
  Purchase Agreement, on September 30, 1994 the Company redeemed 11,766,634 Shares held by members of the Halperin Group at a price of $6.50 per share (the
  "Redemption")  pursuant to the terms of a Redemption
  Agreement dated as of September 30, 1994 (the "Redemption
  Agreement").

     The Reporting Persons understand that the Company also entered into a line of credit for up to $15 million with Maurice Halperin (the "Halperin Line of Credit") pursuant to a Loan Agreement dated as of September 30, 1994 (the
  "Line of Credit Agreement").  The terms of the Halperin
  Line of Credit provide that it shall be repaid upon the later of the Closing Date, the closing of another subordinated financing agreement (in lieu of that contemplated by the Commitment Letter) or the third anniversary of the Halperin Line of Credit Agreement.

     The Reporting Persons have also been advised that, also in connection with the Redemption, Halco and Mr. Geller entered into a Voting Agreement dated as of September 30, 1994 (the "Voting Agreement"). The Reporting Persons understand that Halco currently owns 1,499,872 Shares (including the 500,000 Shares granted to Mr. Geller pursuant to the Halperin Option Agreement), which are all the Shares currently owned by the Halperin Group. All of Halco's Shares are subject to the Voting Agreement. Pursuant to the Voting Agreement, all of the Shares owned by Halco shall be voted at the direction of Mr. Geller. Mr. Geller, however, agreed to refrain from electing a majority of the board of directors of the Company until ten days after the Company files with the Securities and Exchange Commission an Information Statement pursuant to
  Section 14f-1 of the Act and Rule 14f-1 of the rules promulgated thereunder. The Voting Agreement gives Mr. Geller a right of first refusal with respect to any sale by Halco in an aggregate amount at any one time in excess of 18,000 Shares. The Voting Agreement will expire on September 30, 2004 or, if sooner, the date of a default under the terms of the Halperin Line of Credit.

     Also concurrently with the Redemption, the Reporting
  Persons understand that Mr. Geller was named Chairman of the Board and Chief Executive Officer of the Company
  (pursuant to the terms of Mr. Geller's Employment
  Agreement (discussed below)), Maurice Halperin and Barry
  Halperin have resigned from all positions as directors and officers of the Company and its subsidiaries and Ms.
  Minkin has resigned as a director of the Company. The current board of directors of the Company consists of Mr.
  Geller, Carl Derman and Jeff Swersky.

  The Merger of Marchon into the Company

     Also following the execution of the Commitment Letter, the Reporting Persons understand that Mr. Geller entered into an agreement with Marchon and Mr. Smollar, who at that time was the president of and owns 90 percent of the outstanding common stock of Marchon, Inc. ("Marchon") dated September 30, 1994 (the "Formation Agreement"), whereby Mr. Smollar and Mr. Geller agreed to use their best efforts to effect the merger of Marchon into a wholly-owned subsidiary of the Company (the "Merger") in exchange for 1,076,923 newly issued Shares, $3.25 million in cash and notes payable one year from the date of the Merger in the aggregate amount of $3.25 million. The
  Reporting Persons understand that on October 13, 1994, the Company and Marchon consummated the Merger, pursuant to an Agreement and Plan of Reorganization dated October
  13, 1994 (the "Agreement and Plan of Reorganization") under which Marchon was merged with and into a wholly-owned subsidiary of the Company (which subsequently changed its name to Marchon, Inc.) in exchange for 1,076,923 newly issued Shares, $3.25 million in cash and notes payable one year from the date of the Merger in the aggregate amount of $3.25 million. Also in connection with the consummation of the Merger, Mr. Geller, Mr. Saul and Mr. Smollar entered into an agreement (the "Marchon
  Stockholders Agreement") setting forth restrictions on their rights to sell, transfer, pledge or otherwise dispose of their Shares, as well as certain customary rights and obligations. In addition, pursuant to the Marchon Stockholders Agreement, the parties agreed to vote their shares to cause each of them to become a member of the board of directors of the Company (the
  "Board of Directors") under certain circumstances. It is also understood that, in connection with the Merger, Mr.
  Smollar was appointed to the Board of Directors and became President and Chief Operating Officer of the Company. The Reporting Persons understand that the
  Board of Directors as of the Merger consisted of Mr.
  Geller, Mr. Smollar, Carl Derman and Jeffrey Swersky.
  The Reporting Persons were advised that Mr. Smollar transferred his interest in the Shares to Champ.

  Agreements between the Company and Mr. Geller and the Company and Mr. Saul

     It is understood by the Reporting Persons that under the terms of an employment agreement between Mr. Geller and Carolina Enterprises, Inc. ("Carolina"), a wholly-owned subsidiary of the Company, dated July 15, 1994
  ("Mr. Geller's Employment Agreement"), Mr. Geller was named chairman and chief executive officer of Carolina and was to become, and became, the chairman of the board of directors and chief executive officer of the Company upon the closing of the Redemption. Under the terms of an Employment Agreement also dated July 15, 1994 with Mr.
  Saul ("Mr. Saul's Employment Agreement"), Mr. Saul was named the president of Carolina. Under their respective employment agreements, Mr. Geller and Mr. Saul were each granted options to purchase up to 500,000 Shares at either $6.50 or $6.625 per share. The options become exercisable quarterly, with options for 41,666 Shares becoming exercisable for Mr. Geller and Mr. Saul on October 18, 1994. It is also understood by the Reporting
  Persons that the Company has also approved the issuance to Mr. Geller and Mr. Saul of warrants to purchase
  1,000,000 Shares at an exercise price of $7.50 per share.
  The warrants are to be issued on the Closing Date.

     The foregoing description of each of the Commitment
  Letter, Stock Purchase Agreement, Redemption Agreement,
  Halperin Option Agreement, Voting Agreement, Mr. Geller's
  Employment Agreement, Mr. Saul's Employment Agreement, the Formation Agreement, the Advisory Agreement and the Note Purchase Agreement is qualified in its entirety by reference to the texts of such agreements, respectively, which are filed as Exhibits 1 through 10, respectively, and incorporated herein by reference.


  The Finn Stock Purchase

     On December 22, 1994, Alvan Finn ("Mr. Finn"), sold
  50,000 Shares at $6.50 per Share to CDA IV and CDA IV Overseas, pursuant to the terms of a Stock Purchase
  Agreement of even date therewith (the "Finn Stock
  Purchase Agreement").  Prior to Mr. Finn's entry into the
  Finn Stock Purchase Agreement, Mr. Finn entered into a letter agreement with CDA IV dated November 15, 1994 (the "Finn Letter Agreement") and was given access to certain information in CDA IV's possession which was obtained or generated by CDA IV in the course of its due diligence investigation of the Company and Marchon. The Finn
  Letter Agreement requires Mr. Finn to, among other things, refrain from (i) disclosing certain of the information made available to him by CDA IV and (ii) purchasing, selling or otherwise trading any Shares until March 15, 1995 without CDA IV's prior written consent.


  Consummation of the Purchase

     On December 22, 1994, CDA IV, CDA IV Overseas, Mr.
  Pfister, Mr. Whiting, Ms. Kerppola,  Glenbrook and
  Westpool (collectively the "Purchasing Parties") purchased 300,000 Shares from Mr. Geller for $1.95 million, pursuant to the terms of a Stock Purchase
  Agreement of even date therewith (the "Geller Stock
  Purchase Agreement"). Part of the proceeds of the purchase of Shares from Mr. Geller were used to pay in full the Note. Under the terms of the Geller Stock
  Purchase Agreement, CDA IV has the right, under certain circumstances, to cause Mr. Geller to exercise his right of first refusal under the Voting Agreement to acquire shares owned by Halco for the benefit of CDA and its designees.

     On December 22, 1994, pursuant to the terms of a Debenture Purchase Agreement of even date therewith (the "Debenture Purchase Agreement) between the Company, as borrower, the Purchasing Parties, Eugene M. Matalene, Jr. ("Mr. Matalene") and Richard Hochman ("Mr. Hochman"), as purchasers, and CDA IV as agent, the Purchasing Parties purchased in the aggregate $14.9 million in principal amount of Convertible Debentures from the Company and Mr. Matalene and Mr. Hochman each purchased $50,000 in principal amount of Convertible Debentures from the Company. The Convertible Debentures bear interest at a rate of 9%, payable quarterly and are not callable by the Company for a period of five years from the date of issuance, unless redeemed by the Company pursuant to the Company's right of first offer which arises upon certain transfers of the Convertible Debentures. The Convertible Debentures are convertible at any time into newly issued Shares at a conversion price of $7.50 per share, subject to adjustment upon the occurrence of certain events which may have a dilutive effect on the Shares or the conversion price. The Company also made customary representations, warranties and financial covenants in the Debenture Purchase Agreement. Proceeds from the
  Debenture Purchase Agreement were used to repay the Halperin Line of Credit. Until the effectiveness of the Charter Amendment specified in the Shareholders'
  Agreement (see below), the consent of the holders of the majority of the principal amount of the Convertible
  Debentures will be required in order for the Company to take the corporate actions that are to be subject to a vote of a supermajority of the Company's Board of Directors pursuant to the Shareholders' Agreement.

     In connection with the Geller Stock Purchase Agreement and the Debenture Purchase Agreement, the Purchasing
  Parties and the Company entered into a Registration
  Rights Agreement dated as of December 22, 1994 (the
  "Registration Rights Agreement").  Pursuant to the
  Registration Rights Agreement, the Purchasing Parties have two rights to require the Company to register the Shares held by the Purchasing Parties as well as unlimited "piggyback" rights to register Shares upon certain public offerings by the Company of Shares.

     Also, in connection with the Geller Stock Purchase
  Agreement and the Debenture Purchase Agreement, on
  December 22, 1994, the Purchasing Parties, Mr. Geller,
  Mr. Saul, Mr. Smollar and Champ entered into a
  Shareholders' Agreement of even date therewith (the
  "Shareholders' Agreement"). So long as it is in effect, the Shareholders' Agreement takes precedence over the Marchon Stockholders Agreement. Under the Shareholders'
  Agreement, the parties have been granted rights of first refusal and co-sale rights upon certain transfers of Shares. In addition, the Purchasing Parties, for a one year period commencing on the fifth anniversary of the date of the Shareholders' Agreement, have one right (the
  "Put Right"), subject to certain conditions, to cause Mr.
  Geller, Mr. Saul, Mr. Smollar and Champ to either (i) purchase the Shares held by the Purchasing Parties at either an agreed to or appraised value or, (ii) use their best efforts (including, but not limited to, voting their Shares) to effectuate a sale of the Company's stock or assets on terms reasonably acceptable to the Purchasing
  Parties, Mr. Geller, Mr. Saul, Mr. Smollar and Champ.
  The Parties to the Shareholders' Agreement have agreed that the Put Right has since lapsed.

     The Shareholders' Agreement also contains provisions regarding the composition of the Company's Board of Directors. The parties to the Shareholders' Agreement agreed to take all action (including voting their shares) to see that the By-Laws of the Company call for the Company to have a five person Board of Directors. The parties agreed to vote all of their Shares for a Board of Directors which is made up of two persons designated by the Purchasing Parties, one person designated by Mr.
  Geller, one person designated by Mr. Smollar (which person shall be designated by Mr. Geller, Mr. Saul, Mr.
  Smollar and Champ any time after which Mr. Smollar, his permitted transferees and his affiliates own less than 5% of the Shares on a fully diluted basis and Mr. Smollar is not an employee of the Company) and one director agreeable to the parties who is not an affiliate of the parties to the Shareholders' Agreement or the Company (an "Independent Director"), and to use their best efforts to see that the Independent Director and one of the directors designated by the Purchasing Parties are named as the sole members of the Compensation Committee of the Board of Directors ("Compensation Committee") and the
  Audit Committee of the Board of Directors ("Audit
  Committee"). Mr. Pfister and Mr. Hutchinson have been designated by the Purchasing Parties to serve as members of the Board of Directors. It is anticipated that Mr.
  Pfister and Mr. Hutchinson will be named to the Board of Directors as soon as the Company complies with Section
  14(f) and Rule 14f-1 of the Act. Upon the passage of an amendment to the Company's Certificate of Incorporation to, among other things, enlarge the Company's Board of Directors and to provide for the supermajority rights described below (the "Charter Amendment"), the parties agreed to have a Board of Directors consisting of eight
  (8) people, subject to increase as specified below. Upon the expansion of the Company's Board of Directors, one additional director will be designated by the Purchasing Parties, one additional director will be designated by Mr. Geller, Mr. Saul, Mr. Smollar and Champ, there shall be an additional Independent Director, and two of the directors designated by the Purchasing Parties and the two Independent Directors shall serve on the Compensation Committee and the Audit Committee. If, at any time the percentage of Shares held by the Purchasing Parties and certain of their transferees decline below 10% of the Shares on a fully diluted basis, the Purchasing Parties shall have the right to designate one less director and one of the members of the Board of Directors, Audit
  Committee and Compensation Committee previously designated by the Purchasing Parties would be replaced by a person selected by the other members of the Board of Directors. If, at any time the percentage of Shares held by the Purchasing Parties and certain of their transferees declines below 5% of the Shares on a fully diluted basis, the Purchasing Parties would have no right to designate members of the Board of Directors. Upon the occurrence of certain events (so long as the percentage of Shares held by the Purchasing Parties and certain of their transferees did not decline below certain levels prior to the occurrence of such events), the Purchasing
  Parties would have the right to designate all of the members of the Board of Directors (provided, that so long as Mr. Smollar, his permitted transferees and his affiliates own at least 5% of the Shares on a fully diluted basis, the Purchasing Parties will designate Mr. Smollar or his designee as one of the members of the Board of Directors).

     Pursuant to the Shareholders' Agreement, the Company's
  By-Laws are to require the approval of at least three-quarters of the members of the Board of Directors in order for the Company or its subsidiaries to carry out
  (a) any merger, consolidation or other business combination of the Company or any of its subsidiaries;
  (b) sales of assets (other than sales solely of inventory in the ordinary course of business) of the Company or its subsidiaries (including assets consisting of shares of stock of a subsidiary of the Company) where the gross proceeds of sale (exclusive of assumption of liabilities) are, in the aggregate, in excess of $7,000,000 in any calendar year; (c) any amendment to the Certificate of Incorporation or By-laws of the Company or its subsidiaries (except as provided for in the Shareholders'
  Agreement), including an amendment to increase the size of the Company's Board of Directors upon passage of the Charter Amendment; (d) any payment (other than employee compensation and other ordinary incidents of employment) to any director, officer, stockholder or affiliate of the Company or any of its subsidiaries or any present or former known spouse, ancestor or descendant of any of such persons or a trust or other similar entity for the benefit of the persons; (e) any declaration or payment of dividends or similar distributions on securities of the Company; (f) any public or private offering of convertible debt or equity securities of the Company or its subsidiaries, other than the offering of Shares pursuant to an employee stock option plan for the benefit of the Company or the Subsidiaries and certain other issuances of securities; (g) incurrence of indebtedness
  (other than indebtedness under the Company's loan with Wachovia (or certain replacements thereof) and the Debenture Purchase Agreement, or the Note issued to the former Marchon shareholders) by the Company and its subsidiaries or guaranties of indebtedness which would cause the aggregated indebtedness of the Company (other than those items noted above) to exceed $10,000,000; (h) any adoption of a plan of liquidation of the Company; or
  (i) any acquisition of assets and/or stock or related series of acquisitions of assets and/or stock (other than purchases of inventory and capital expenditures in the ordinary course of business) which would cause the amount expended (or committed to be expended) by the Company and its subsidiaries for the acquisition of such assets and/or stock during a calendar year to exceed
  $10,000,000. The requirement referred to in this paragraph will expire on the earlier of (i) the time the percentage of Shares held by the Purchasing Parties and certain transferees decline below certain levels or certain other events, or (ii) the later of (x) the sixth anniversary of the date of the Shareholders' Agreement and (y) the date on which Mr. Geller, Mr. Saul, Mr.

  Smollar and Champ have satisfied all of their obligations with respect to the Put Right.

     Pursuant to the terms of the Shareholders' Agreement, the parties to the Shareholders' Agreement and their permitted transferees are subject to a voting agreement under which they and their permitted transferees agree to vote their Shares in order to carry out the corporate governance provisions and the Put Right contained in the Shareholders' Agreement. In addition, Mr. Pfister, Ms.
  Kerppola, Mr. Whiting, Glenbrook and Westpool
  (collectively, the "Individual Purchasers") granted a proxy to CDA IV to vote all Shares owned by them on all matters requiring a vote of shareholders of the Company, and granted CDA IV full power and authority to take such actions and refrain from taking such actions under the Shareholders' Agreement as CDA IV deems necessary or appropriate. The Shareholders' Agreement shall terminate upon the earlier of the sixth anniversary following the Shareholders' Agreement (subject to the satisfaction of the Put Right) or earlier upon certain events.

     In connection with the Debenture Purchase Agreement, the Company, Carolina, the Purchasing Parties, Mr.
  Matalene, Mr. Hochman, and Wachovia entered into an Intercreditor Agreement dated December 22, 1994 (the
  "Intercreditor Agreement"). The Intercreditor Agreement subordinates the right to payment under the Convertible
  Debentures and payment of the Notes issued in the Merger to Wachovia's right of payment under its Credit Agreement with Carolina. Nothing in the Intercreditor Agreement impairs the rights or ability of a holder of a Convertible Debenture to convert its Convertible
  Debenture into Shares.

     The foregoing description of each of the Finn Stock
  Purchase Agreement, the Finn Letter Agreement, the
  Agreement and Plan of Reorganization, the Marchon
  Stockholders Agreement, the Geller Stock Purchase
  Agreement, the Debenture Purchase Agreement, the
  Registration Rights Agreement, the Shareholders'
  Agreement and the Intercreditor Agreement is qualified in its entirety by reference to the texts of such agreements, respectively, which are filed as Exhibits 12 through 20, respectively, and incorporated herein by reference.

  Management Agreement

     On March 13, 1995, the Company, CDA IV and WPG PEP Overseas entered into a Management Agreement of even date therewith to memorialize an oral agreement between the parties which they have indicated was reached on December 28, 1994 (the "Management Agreement"). Under the terms of the Management Agreement, for a term expiring on December 31, 1995, CDA IV and WPG PEP
  Overseas agreed to provide the Company certain managerial services set forth in the Management Agreement. As consideration for CDA IV's and WPG PEP Overseas's agreement to provide such services, the Company issued to CDA IV warrants to purchase 80,571 Shares and issued to WPG PEP Overseas warrants to purchase 19,429 Shares, in each case at an exercise price of $7.50 per Share, subject to adjustment upon the occurrence of certain events which may have a dilutive effect on the Shares or the exercise price of the warrants (collectively, the "WPG Warrants").

     The foregoing description of the Management Agreement and the WPG Warrants are qualified in their entirety by reference to the text of the Management Agreement and the WPG Warrants, which are filed as Exhibits 21 through 23, respectively, and incorporated herein by reference.

  Buddy L Acquisition

     On May 23, 1995, CDA IV Overseas Ltd. contributed its assets, including its holdings of Convertible Debentures and Shares, for all of the limited partnership interests in, and became a general partner of, CDA IV Overseas.

     To facilitate the Company's acquisition of assets and certain liabilities of Buddy L., Inc. (the "Buddy L
  Acquisition"), on July 7, 1995, CDA IV, CDA IV Overseas,
  Glenbrook and Westpool, pursuant to individual
  Subscription Agreements (collectively the "Subscription
  Agreements"), purchased Common Stock and Series A
  Cumulative Convertible Preferred Stock, par value $.01 of the Company (the "Preferred Shares"), in the amounts and for the consideration set forth below:

               Common    Common         Preferred Preferred
               Stock     Stock          Shares    Shares
  Name         Purchased Purchase       Purchased Purchase
                         Price                    Price

  CDA IV       190,955   $1,384,423.75  341,372   $2,474,947.00

  CDA IV        46,046      333,833.50   82,317      596,798.25
  Overseas

  Glenbrook      3,711       26,904.75    6,634       48,096.50

  Westpool       6,680       48,430.00   11,941       86,572.25


  TOTAL        247,392   $1,793,592.00  442,264   $3,206,414.00


     Under the terms of the Preferred Shares, each of the Preferred Shares will automatically convert into a share of Common Stock upon the affirmative vote with respect thereto by the holders of a majority of outstanding
  Shares at or before the Company's next annual meeting of stockholders (the "Annual Meeting"). If the Preferred
  Shares are not so converted at or prior to the Annual
  Meeting, a preferential cumulative dividend of 15% per year shall thereafter be payable by the Company to the holders of Preferred Shares payable quarterly, until their conversion.

     As an inducement for the parties to enter into the Subscription Agreements and the purchase of Shares and Preferred Shares discussed above (collectively, the "New
  Securities"), the Shareholders' Agreement and the Registration Rights Agreement were amended by the parties thereto. The amendment to the Shareholders' Agreement
  (the "Shareholders' Agreement Amendment") provided, among other things, that the New Securities and Shares into which the Preferred Shares may convert are to be treated as "Shares" for purposes of the Shareholders' Agreement.
  In addition, the parties thereto agreed to vote their Shares in favor of the conversion of the Preferred Shares into Shares at or before the Annual Meeting. The amendment to the Registration Rights Agreement provided that the New Securities or Shares resulting from the conversion of the Preferred Shares be included as "Registrable Securities" for purposes of the Registration
  Rights Agreement.

     Also in connection with the Buddy L Acquisition, the Company entered into a $7,580,000 Senior Subordinated
  Term Loan Agreement dated July 6, 1995 (the "Loan
  Agreement").  Pursuant to the Loan Agreement, Mr.
  Pfister, a 401(k) account established for the benefit of Mr. Whiting and Ms. Kerppola each purchased a promissory note of the Company (a "Note") in the principal amount of $10,000 and warrants to purchase 1,000 Shares at a price of $9.00 per Share. Under the terms of the Loan
  Agreement, each Note bears interest at a rate of 12%, payable semi-annually, the Company has the right to redeem the Notes and warrants at a premium on the first anniversary of the Loan Agreement and the lenders under the Loan Agreement have the right to cause the Company to redeem the Notes and warrants at a premium upon the second anniversary of the Loan Agreement. In connection with the Loan Agreement, the parties to the Intercreditor
  Agreement amended and restated the agreement in order to, among other things, subordinate certain rights of the holders of the Convertible Debentures to holders of the Notes.

     The foregoing descriptions of each of the Form of Subscription Agreement, the Shareholders' Agreement
  Amendment, the Amendment to Registration Rights
  Agreement, the Loan Agreement and the Amendment to Intercreditor Agreement are qualified in their entirety by reference to the text of such agreements, respectively, which are filed as Exhibits 24 through 28, respectively, and incorporated herein by reference.

  Underwriting Agreement

     On June 24, 1996, CDA IV, CDA IV Overseas, Glenbrook and Westpool (the "Selling Parties") each entered into a Custody Agreement and Power of Attorney (the "Custody
  Agreement").  Pursuant to the terms of the Custody
  Agreement, each of the Selling Parties appointed Mr.
  Geller and Mr. Smollar as their attorney-in-fact to enter into the Underwriting Agreement discussed below and to take certain actions related to the transactions set forth in the Underwriting Agreement. Pursuant to the terms of the Custody Agreement, each of the Selling
  Parties also deposited with American Stock Transfer &
  Trust Company the number of Shares set forth in the following paragraph.

     Pursuant to the terms of the Underwriting Agreement, dated June 24, 1996 among the Company, the Selling
  Parties, among others, as Selling Shareholders, and the Underwriters (as listed therein) (the "Underwriting
  Agreement"), the Company is to sell 1,400,000 newly issued Shares and the other Selling Shareholders are to sell 1,723,908 Shares (including 671,933 newly issued
  Shares as a result of the exercise of existing options or warrants) to the Underwriters at a price of $12.00 per Share less a discount of $0.84 per Share; the net price per Share being $11.16. The Selling Parties are to sell the number of Shares listed below, and are each to receive the amount listed below:

  Name         Shares Sold    Aggregate Sales Price
  CDA IV          85,000           $  948,600
  CDA IV          20,500              228,780
  Overseas
  Glenbrook        1,900               21,204
  Westpool         2,900               32,364
  Total          110,300           $1,230,948

     In connection with the Underwriting Agreement, the Underwriters have an option to purchase up to 468,586 additional Shares at the price se forth above, of which 128,586 Shares are to be newly issued by the Company, to cover over-allotments by the Underwriters (the "Over
  Allotment Option").  The following Shares of each of the

  Reporting Persons is subject to the Over Allotment
  Option:

     Name           Shares Subject to
                    Over Allotment Option

     CDA IV              69,540
     CDA IV Overseas     16,775
     Glenbrook            1,310
     Westpool             2,375
     Total               90,000

     All Shares purchased by the Underwriters are to be resold by the Underwriters pursuant to a registration statement of the Company. The Company and the Selling
  Shareholders (including the Selling Parties) made customary representations, warranties and covenants, and the closing of the purchase by the Underwriters is subject to certain conditions, each as more fully described in the Underwriting Agreement.

     The foregoing description of the Custody Agreement and the Underwriting Agreement are qualified in their entirety by reference to the text of the form of Custody
  Agreement and Underwriting Agreement, which are filed as Exhibits 30 and 31, respectively, and are incorporated herein by reference.

  Purposes of the Acquisition of Securities by the Reporting Persons

     The Shares to which this Statement relates will be acquired for the purpose of influencing the direction and management of the Company. Under the Shareholers'
  Agreement, CDA IV, CDA IV Overseas and the Designated
  Purchasers initially and generally have the right to designate two of the Company's directors.

     The Reporting Persons intend to obtain additional information about the Company and to conduct a detailed and continuous review of their investment in the Company.
  Each of the Reporting Persons expressly reserves the right to dispose of all or any part of its investment in the Shares and/or the Convertible Debentures by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended and the Stockholders Agreement, if any) or to continue to hold the Shares and/or the Convertible Debentures or to acquire additional Shares or other securities of the Company at such prices and on such terms as such Reporting Person deems advisable.

     Except as described herein, none of the Reporting
  Persons has any plans or proposals that relate to or would result in any of the actions specified in clauses
  (a) through (j) of Item 4 of Schedule 13D.

  Item 5.      Interests in Securities of the Issuer.

     The following information provided in response to this Statement is based on a total of 6,961,300 Shares outstanding, as disclosed in the final prospectus set forth in the Company's Registration Statement on Form S-1
  (Registration No. 333-4440) (the "Registration
  Statement"), dated June 24, 1996, and assumes the consummation of the transactions described in the Registration Statement and in the Underwriting Agreement, but does not assume the exercise of the Over Allotment
  Option. The following also assumes the conversion of all Convertible Debentures and the exercise of the WPG
  Warrants at a price of $7.50 per share.

     Pursuant to Rule 13d-3(d)(1)(i) under the Act, for purposes of determining the percentage of beneficial ownership, reportable securities which a Reporting Person has the right to acquire upon a conversion of securities within 60 days are deemed to be reportable securities beneficially owned with respect to that person and reportable securities issued and outstanding with respect to the issuer. Accordingly, ownership percentages with respect to Shares which CDA IV has a right to acquire upon a conversion of the Convertible Debentures, WPG
  Warrants and the Preferred Shares assume that there are a total of 9,022,245 Shares issued and outstanding, ownership percentages with respect to Shares which CDA IV
  Overseas and CDA IV Overseas Ltd. have a right to acquire upon a conversion of the Convertible Debentures and the Preferred Shares assume that there are 7,412,855 Shares issued and outstanding, ownership percentages with respect to Shares which WPG PEP Overseas has a right to acquire upon a conversion of the Convertible Debentures, the WPG Warrants and the Preferred Shares assume that there are 7,432,284 Shares issued and outstanding, ownership percentages with respect to Shares which each of Mr. Pfister, Ms. Kerppola or Mr. Whiting has a right to acquire upon a conversion of the Convertible
  Debentures assume that there are 6,964,035 Shares issued and outstanding, ownership percentages with respect to Shares which Glenbrook and Prim have a right to acquire upon a conversion of the Convertible Debentures and Preferred Shares assume that there are 6,996,852 Shares issued and outstanding, ownership percentages with respect to Shares which Westpool has a right to acquire upon a conversion of the Convertible Debentures and Preferred Shares assume that there are 7,025,293 Shares issued and outstanding, and ownership percentages with respect to Shares which both CDA IV and WPG PEP Overseas have a right to acquire upon a conversion of the

  Convertible Debentures, Preferred Shares and WPG Warrants assume that there are 9,493,229 Shares issued and outstanding.

     (a)  CDA IV

     CDA IV beneficially owns 2,457,441 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 1,953,195 Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants and the 128,523 Shares beneficially owned by the Individual
  Purchasers (including the 107,750 Shares for which the Individual Purchasers have the right to acquire upon conversion of their Convertible Debentures, Preferred
  Shares and Warrants) subject to the Shareholders'
  Agreement), constituting approximately 27.2% of the Shares outstanding. CDA IV disclaims beneficial ownership of the 128,523 Shares owned by the Individual
  Purchasers.

     WPG PEP

     As the sole general partner of CDA IV, WPG PEP may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 2,457,441 Shares beneficially owned by CDA IV (which includes, pursuant to Rule 13d-
  3(d)(1)(i) under the Act, the 1,953,195 Shares which CDA
  IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants held by CDA IV and the 128,523 Shares beneficially owned by the Individual
  Purchasers (including the 107,750 Shares for which the Individual Purchasers have the right to acquire upon conversion of their Convertible Debentures, Preferred
  Shares and warrants) subject to the Shareholders'
  Agreement), constituting approximately 27.2% of the Shares outstanding. WPG PEP disclaims beneficial ownership of the 128,523 Shares owned by the Individual
  Purchasers.

     CDA IV Overseas

     CDA IV Overseas beneficially owns 542,151 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares), constituting approximately 7.3% of the Shares outstanding.

     CDA IV Overseas Ltd.

     As a general partner of CDA IV Overseas, CDA IV
  Overseas Ltd. may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 542,151 Shares beneficially owned by CDA IV Overseas
  (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible
  Debentures and Convertible Shares held by CDA IV) constituting approximately 7.3% of the Shares outstanding.

     WPG PEP Overseas

     As general partner of CDA IV Overseas, WPG PEP Overseas may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 542,151 Shares beneficially owned by CDA IV Overseas (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares). WPG PEP Overseas may also be deemed to own the 19,429 Shares which WPG PEP Overseas may acquire through the exercise of the WPG Warrants. Thus, WPG PEP Overseas may be deemed to beneficially own a total of 561,580 Shares, constituting approximately 7.6% of the Shares outstanding.

     Mr. Hutchinson

     By reason of his status as one of the two managing general partners of WPG PEP, which is the sole general partner of CDA IV, Mr. Hutchinson may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 promulgated under the Act, of the 2,457,441 Shares held by CDA IV (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 1,953,195 Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and the Preferred Shares and the exercise of the WPG Warrants held by CDA IV and the 128,523 Shares beneficially owned by the Individual Purchasers (including the 107,750 Shares for which the Individual Purchasers have the right to acquire upon conversion of their Convertible Debentures, Preferred Shares and warrants) subject to the Shareholders' Agreement). By reason of his status as one of the two managing general partners of WPG PEP Overseas, which is the general partner to CDA IV Overseas in charge of investment management and as a director of CDA IV
  Overseas Ltd., the other General Partner of CDA IV Overseas, Mr. Hutchinson may also, within the meaning of Rule 13d-3 promulgated under the Act, be deemed to be the beneficial owner of the 542,151 Shares held by CDA IV Overseas (which, pursuant to Rule 13d-3(d)(1)(i) under the Act, includes the 451,555 Shares which CDA IV
  Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares) and the

  19,429 Shares which WPG PEP Overseas may acquire through the exercise of the WPG Warrants. Accordingly, Mr.
  Hutchinson may be deemed to be the beneficial owner of 3,019,021 Shares (which, pursuant to Rule 13d-3(d)(1)(i) under the Act, includes the 2,531,929 Shares which CDA IV, CDA IV Overseas, WPG PEP Overseas and the
  Individual Purchasers have the right to acquire upon conversion of the Convertible Debentures and Preferred
  Shares and the exercise of the WPG Warrants and warrants), constituting approximately 31.8% of the Shares outstanding. Mr. Hutchinson disclaims beneficial ownership of all such Shares, except to the extent of his indirect beneficial interest as a managing general partner of WPG PEP and WPG PEP Overseas in Shares held by CDA IV and CDA IV Overseas, respectively.

     Mr. Lang

     By reason of his status as one of the two managing general partners of WPG PEP, which is the sole general partner of CDA IV, Mr. Lang may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 promulgated under the Act, of the 2,457,441 Shares held by CDA IV (which includes, pursuant to Rule 13d-
  3(d)(1)(i) under the Act, the 1,953,195 Shares which CDA
  IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants held by CDA IV and the 128,523 Shares beneficially owned by the Individual Purchasers (including the 107,750 Shares for which the Individual Purchasers have the right to acquire upon conversion of their Convertible Debentures, Preferred
  Shares and warrants) subject to the Shareholders' Agreement). By reason of his status as one of the two managing general partners of WPG PEP Overseas, which is the general partner of CDA IV Overseas in charge of investment management and as director of CDA IV Overseas Ltd., the other general partner of CDA IV Overseas, Mr.
  Lang may also, within the meaning of Rule 13d-3 promulgated under the Act, be deemed to be the beneficial owner of the 542,151 Shares held by CDA IV Overseas
  (which, pursuant to Rule 13d-3(d)(1)(i) under the Act, includes the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares) and the 19,429 Shares which WPG PEP Overseas may acquire through the exercise of the WPG Warrants. Accordingly, Mr. Lang may be deemed to be the beneficial owner of 3,019,021 Shares (which, pursuant to Rule 13d-3(d)(1)(i) under the Act, includes the 2,531,929 Shares which CDA IV, CDA IV Overseas, WPG
  PEP Overseas and the Individual Purchasers have the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants and warrants), constituting approximately 31.8% of the

  Shares outstanding. Mr. Lang disclaims beneficial ownership of all such Shares, except to the extent of his indirect beneficial interest as a managing general partner of WPG PEP and WPG PEP Overseas in Shares held by CDA IV and CDA IV Overseas, respectively.

     Mr. Pfister

     Mr. Pfister beneficially owns 3,041 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 2,735 Shares which Mr. Pfister has the right to acquire upon conversion of the Convertible Debentures and warrants), constituting less than 0.1% of the Shares outstanding.

     Mr. Whiting

     Mr. Whiting beneficially owns 3,041 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 2,735 Shares which Mr. Whiting has the right to acquire upon conversion of the Convertible Debentures and warrants), constituting less than 0.1% of the Shares outstanding.

     Ms. Kerppola

     Ms. Kerppola beneficially owns 3,041 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 2,735 Shares which Ms. Kerppola has the right to acquire upon conversion of the Convertible Debentures and warrants), constituting less than 0.1% of the Shares outstanding.

     Glenbrook

     Glenbrook beneficially owns 42,457 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 35,552 Shares which Glenbrook has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares), constituting approximately 0.6% of the Shares outstanding.

     Prim

     As the sole general partner of Glenbrook, Prim may be deemed, pursuant to Rule 13d-3 promulgated under the Act, to own beneficially the 42,457 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 35,552
  Shares which Glenbrook has the right to acquire upon conversion of the Convertible Debentures), constituting approximately 0.6% of the Shares outstanding.

     Westpool

     Westpool beneficially owns 76,943 Shares (which includes, pursuant to Rule 13d-3(d)(1)(i) under the Act, the 63,993 Shares which Westpool has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares), constituting approximately 1.1% of the Shares outstanding.

     Other

     If the Reporting Persons are deemed, pursuant to
  Section 13(d)(3) under the Act, to be members of a "group" with Mr. Geller, Mr. Saul, Mr. Smollar and Champ, such group would beneficially own in the aggregate
  5,539,140 Shares (including 3,148,128 Shares which the parties would have the right to acquire within 60 days of the date of this Statement by conversion of the Convertible Debentures and Preferred Shares or the exercise of options or warrants), constituting approximately 54.8% of the Shares outstanding. All information regarding the share ownership of Mr. Geller, Mr. Saul, Mr. Smollar and Champ in this Schedule 13D is based upon the information provided in the Registration Statement. The Reporting Persons disclaim all such beneficial ownership of all shares held or controlled by Mr. Geller, Mr. Saul, Mr. Smollar and Champ.

     If the Over Allotment Option is exercised in full, the number and percentage of Shares beneficially owned by such Reporting Persons would decline to the following
  (due to the issuance of an additional 128,586 Shares by the Company to persons other than the Reporting Persons and the sale of Shares pursuant to the Over Allotment
  Option by the Reporting Persons and in the amounts set forth above): CDA IV, 2,384,216, 26.1%; CDA IV Overseas and CDA IV Overseas Ltd., 525,376, 7.0%; WPG PEP
  Overseas, 544,805, 7.2%; each of Mr. Pfister, Ms.
  Kerppola and Mr. Whiting, 3,041, less than 0.1%;
  Glenbrook and Prim, 41,147, 0.6%; Westpool, 74,568, 1.0%;
  and each of Mr. Lang and Mr. Hutchinson, 2,929,021,
  30.4%.

     (b)  CDA IV

     Acting through its sole general partner, WPG PEP, CDA
  IV has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of 2,328,918 Shares (which includes the 1,953,195 Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants). CDA IV has the shared power to vote or direct the vote (pursuant to the terms of the Shareholders' Agreement) of the 128,523 Shares held by the Individual Purchasers (which includes the 107,750 Shares which the Individual Purchasers have the right to acquire upon conversion of the Convertible Debentures, Preferred Shares and warrants).

     WPG PEP

     Acting through its two managing general partners, Mr.
  Hutchinson and Mr. Lang, WPG PEP, as the sole general partner of CDA IV, has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of 2,328,918 Shares (which includes the 1,953,195 Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants).
  WPG PEP has the shared power to vote or direct the vote
  (pursuant to the terms of the Shareholders' Agreement) of the 128,523 Shares held by the Individual Purchasers
  (which includes the 107,750 Shares which the Individual
  Purchasers have the right to acquire upon conversion of the Convertible Debentures, Preferred Shares and warrants).

     CDA IV Overseas

     Acting through WPG PEP Overseas, which is its general partner in charge of investment management for CDA IV
  Overseas and through CDA IV Overseas Ltd., CDA IV
  Overseas has the sole power to vote or direct the vote of and the sole power to dispose of or direct the disposition of 542,151 Shares (which includes the 451,555
  Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares).

     WPG PEP Overseas

     WPG PEP Overseas may be deemed to have the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 19,429 Shares which it has the right to acquire upon the exercise of the WPG
  Warrants.  As one of the two general partners of CDA IV
  Overseas and as the general partner in charge of investment management, WPG PEP Overseas may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose of or direct the disposition of 542,151 Shares (which includes the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred
  Shares).

     CDA IV Overseas Ltd.

     As a general partner of CDA IV Overseas, CDA IV
  Overseas Ltd. may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose of or direct the disposition of 542,151 Shares
  (which includes the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures).

     Mr. Hutchinson

     As one of the two managing general partners of WPG PEP, the sole general partner of CDA IV, Mr. Hutchinson has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 2,328,918 Shares (which includes the 1,953,195 Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants) held by CDA IV, and the shared power to vote or direct the vote (pursuant to the terms of the Shareholders' Agreement) of the 128,523 Shares held by the Individual Purchasers (which includes the 107,750 Shares which the Individual Purchasers have the right to acquire upon conversion of the Convertible Debentures, Preferred Shares and warrants).
  Additionally, as one of the two managing general partners of WPG PEP Overseas, the general partner in charge of investment management to CDA IV Overseas, and as a director of CDA IV Overseas Ltd., the other general partner of CDA IV Overseas, Mr. Hutchinson may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 561,580 Shares (which includes the 451,555 Shares which CDA IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the 19,429 Shares WPG PEP Overseas has the right to acquire upon the exercise of the WPG Warrants). Accordingly, Mr. Hutchinson may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 3,019,021 Shares (which includes the 2,531,929 Shares which CDA IV, CDA IV Overseas, WPG PEP Overseas and the Individual Purchasers have the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants and warrants). Mr. Hutchinson disclaims beneficial ownership of such shares except to the extent of his indirect pro rata interest in such shares.

     Mr. Lang

     As one of the two managing general partners of WPG PEP, the sole general partner of CDA IV, Mr. Lang has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 2,328,918 Shares held by CDA IV (which includes the 1,953,195
  Shares which CDA IV has the right to acquire upon conversion of the Convertible Debentures and Preferred

  Shares and the exercise of the WPG Warrants), and the shared power to vote or direct the vote (pursuant to the terms of the Shareholders' Agreement) of the 128,523
  Shares held by the Individual Purchasers (which includes the 107,750 Shares which the Individual Purchasers have the right to convert upon conversion of the Convertible
  Debentures, Preferred Shares and warrants).
  Additionally, as one of the two managing general partners of WPG PEP Overseas, the general partner in charge of the investment management to CDA IV Overseas and as a director of CDA IV Overseas Ltd., the other general partner of CDA IV Overseas, Mr. Lang may be deemed to have the shared power to vote or direct the vote and the shared power to dispose of and direct the disposition of 561,580 Shares (which includes 451,555 Shares which CDA
  IV Overseas has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the 19,429 Shares which WPG PEP Overseas has the right to acquire upon the exercise of the WPG Warrants).
  Accordingly, Mr. Lang may be deemed to have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 3,019,021 Shares
  (which includes the 2,531,929 Shares which CDA IV, CDA IV
  Overseas, and WPG PEP Overseas and the Individual
  Purchasers have the right to acquire upon conversion of the Convertible Debentures and Preferred Shares and the exercise of the WPG Warrants and warrants). Mr. Lang disclaims beneficial ownership of such shares except to the extent of his indirect pro rata interest in such shares.

     Mr. Pfister

     Mr. Pfister has the shared power (with CDA IV, pursuant to the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of 3,041 Shares (which includes the 2,735 Shares which Mr. Pfister has the right to acquire upon conversion of the Convertible Debentures).

     Mr. Whiting

     Through his holdings of one-half of his Shares and Convertible Debentures in a self directed Individual
  Retirement Account, his holdings of the other half of his Shares and Convertible Debentures in his name and his holdings of the warrants in a self directed 401(k) account, Mr. Whiting has the shared power (with CDA IV, pursuant to the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of an aggregate of 3,041 Shares
  (which includes the 2,735 Shares which Mr. Whiting has the right to acquire upon conversion of the Convertible
  Debentures and warrants).

     Ms. Kerppola

     Through a self directed Individual Retirement Account and through her personal holdings, Ms. Kerppola has the shared power (with CDA IV, pursuant to the terms of the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of 3,041 Shares (which includes the 2,735
  Shares which Ms. Kerppola has the right to acquire upon conversion of the Convertible Debentures and warrants).

     Glenbrook

     Acting through its sole general partner, Prim, Glenbrook has the shared power (with CDA IV, pursuant to the terms of the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of 42,457 Shares (which includes the 35,552 Shares which Glenbrook has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares).

     Prim

     As the sole general partner of Glenbrook, Prim has the shared power (with CDA IV, pursuant to the terms of the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of 42,457 Shares (which includes the 35,552
  Shares which Glenbrook has the right to acquire upon conversion of the Convertible Debentures and Preferred
  Shares).

     Westpool

     Westpool has the shared power (with CDA IV, pursuant to the terms of the Shareholders' Agreement) to vote or direct the vote of and the sole power to dispose of or direct the disposition of 76,943 Shares (which includes the 63,993 Shares which Westpool has the right to acquire upon conversion of the Convertible Debentures and Preferred Shares).

     Other

     If the Reporting Persons are deemed, pursuant to
  Section 13(d)(3) under the Act, to be members of a "group" with Mr. Geller, Mr. Saul, Mr. Smollar and Champ, such group would possess sole voting control over 5,539,140 Shares (including 3,148,128 Shares which the parties would have the right to acquire within 60 days of the date of this Statement by conversion of the Convertible Debentures and Preferred Shares or the exercise of options or warrants). If the Reporting

  Persons are deemed, pursuant to Section 13(d)(3) under the Act, to be members of a "group" with Mr. Geller, Mr.
  Saul, Mr. Smollar and Champ, such group would possess sole dispositive control over 4,822,601 Shares (including
  3,148,128 Shares which the parties would have the right to acquire within 60 days of the date of this Statement by conversion of the Convertible Debentures and Preferred
  Shares or the exercise of options or warrants, including, without limitation, Shares subject to the Halperin Option
  Agreement, but not including Shares owned by Halco, to which Mr. Geller has the right of first refusal under the Voting Agreement). The Reporting Persons disclaim all such voting or dispositive power over shares held or controlled by Mr. Geller, Mr. Saul, Mr. Smollar and
  Champ.

     (c)  Except as set forth above, none of the Reporting
  Persons beneficially owns any Shares or has effected any transactions in Shares during the preceding 60 days.

  Item 6.      Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

     Except as set forth below and in Item 4 above, none of the Reporting Persons nor, to the best of their knowledge, any other person listed herein, has any contract, arrangement, understanding or relationship
  (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Mr. Hutchinson and Mr. Lang are co-managing general partners of WPG PEP and WPG PEP Overseas. In their capacity as co-managing general partners of those entities, Mr. Hutchinson and Mr. Lang direct the investment decisions of CDA IV and determine the investment recommendations to be made to CDA IV Overseas, and when necessary, determine the allocation of investment opportunities among those entities.

  Item 7.      Material to be filed as Exhibits.

     Exhibit   Agreement pursuant to Rule 13d-1(f)(1)(iii)*
     A

     Exhibit   Agreement pursuant to Rule
     A-1       13d-1(f)(1)(iii)*

     Exhibit   Agreement pursuant to Rule 13d-1(f)(1)(iii)*

     Exhibit   Agreement pursuant to Rule 13d-1(f)(1)(iii)*
     A-3

     Exhibit   Agreement pursuant to Rule 13d-1(f)(1)(iii)
     A-4

     Exhibit   Commitment Letter*
     1

     Exhibit   Stock Purchase Agreement*
     2

     Exhibit   Redemption Agreement*
     3
     Exhibit   Halperin Option Agreement*
     4

     Exhibit   Voting Agreement*
     5

     Exhibit   Mr. Geller's Employment Agreement*
     6

     Exhibit   Mr. Saul's Employment Agreement*
     7

     Exhibit   Formation Agreement*
     8
     Exhibit   Advisory Agreement*
     9

     Exhibit   Note Purchase Agreement*
     10

     Exhibit   Power of Attorney of Steven N.
     11        Hutchinson*

     Exhibit   Finn Stock Purchase Agreement*
     12

     Exhibit   Finn Letter Agreement*
     13

     Exhibit   Agreement and Plan of Reorganization *
     14

     Exhibit   Marchon Stockholders Agreement*
     15

     Exhibit   Geller Stock Purchase Agreement*
     16

     Exhibit   Debenture Purchase Agreement*

     Exhibit   Registration Rights Agreement*
     18

     Exhibit   Shareholders' Agreement*
     19

     Exhibit   Intercreditor Agreement*
     20

     Exhibit   Management Agreement*
     21

     Exhibit   Warrant Certificate issued to CDA IV*
     22

     Exhibit   Warrant Certificate issued to WPG PEP*
     23        Overseas*

     Exhibit   Form of Subscription Agreement*
     24

     Exhibit   Shareholders' Agreement Amendment*
     25

     Exhibit   Amendment to Registration Rights
     26        Agreement*

     Exhibit   Loan Agreement*
     27

     Exhibit   Amendment to Intercreditor Agreement*
     28

     Exhibit   Power of Attorney of Wesley W. Lang,
     29        Jr.*

     Exhibit   Custody Agreement
     30

     Exhibit   Underwriting Agreement
     31

  *Previously filed as an exhibit to the Schedule 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996


          WPG CORPORATE DEVELOPMENT ASSOCIATES IV, L.P.

                    By: WPG PRIVATE EQUITY
                        PARTNERS, L.P.,





                        its sole general partner


                    By:/s/ Wesley W. Lang, Jr.
                       Wesley W. Lang, Jr.,
                       Managing General Partner

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996


                    WPG PRIVATE EQUITY
                    PARTNERS, L.P.


                    By:/s/ Wesley W. Lang, Jr.
                       Wesley W. Lang, Jr.,
                       Managing General Partner

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996



                    WPG CORPORATE DEVELOPMENT
                    ASSOCIATES IV (OVERSEAS), L.P.

                    By:  WPG CDA IV (Overseas), Ltd. a
                         general partner


                    By:/s/ Brent R.W. Thomas
                       Brent R.W. Thomas, Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996


                    WPG CDA IV (OVERSEAS), LTD

                    By:/s/ Brent R.W. Thomas





                       Brent R.W. Thomas,
                       Director

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996


                    WPG PRIVATE EQUITY PARTNERS
                    (OVERSEAS), L.P.

                    By:/s/ Wesley W. Lang, Jr.
                       Wesley W. Lang, Jr.,
                       Managing General Partner

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996



                    /s/ Wesley W. Lang, Jr.
                    Wesley W. Lang, Jr.,
                    as attorney-in-fact
                    for Steven N. Hutchinson

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996




                    By: /s/ Wesley W. Lang, Jr.
                        Wesley W. Lang, Jr.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996



                    By: /s/ Peter B. Pfister





                        Peter B. Pfister

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996


                     By: /s/ Craig S. Whiting
                         Craig S. Whiting

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996



                     By: /s/ Nora Kerppola
                         Nora Kerppola

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996

                     GLENBROOK PARTNERS, L.P.

                     By:   Prim Ventures, Inc., its
                           General Partner



                     By:/s/ Peter Knapp
                        Peter Knapp,
                        Executive Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996

                     PRIM VENTURES, INC.





                     By:/s/ Peter Knapp
                        Peter Knapp,
                        Executive Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 26, 1996

                     WESTPOOL INVESTMENT TRUST PLC



                     By:/s/ Robert Rayne
                        Robert Rayne, Director